December 29, 2014

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:         US Nuclear Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 26, 2014

File No. 333-200135

Dear Mr. Spirgel:

This correspondence is in response to your letter dated December 19, 2014 in reference to our filing of the Form S-1 filed December 17, 2014 on the behalf of US Nuclear Corp., File No. 333-200135.

Please accept the following responses and note that Registrant filed amended Form S-1/A2 on December 29, 2014.

Comment 1

General

1. We note your response to comment 1. Please provide us in detail the consideration Mr. Chiang gave in exchange for his interest in the company (the dates of the consideration exchanges, the consideration, etc.).

Answer: Prior to our transaction with APEX 3 Inc. (US Nuclear Corp was formerly, APEX 3 Inc.) We reached out to Mr. Chiang. Without compensation he provided insight and value by discussing the nature of our potential roadmap and strategies as well as introductions to auditors, accounting firms and legal counsel. We were also allowed to negotiate favorably our transaction price to acquire APEX 3 Inc. In consideration for his efforts, during the period when we were still a fully-reporting shell company, and once after we became an operating company, we allowed Mr. Chiang to purchase shares in our Company. On May 18, 2012, Mr. Chiang purchased 850,000 common shares at par value of $0.0001 per share, or $85.00 in aggregate. On August 16, 2013, he purchased 700,000 common shares at par value of $0.0001 per share, or $70.00 in aggregate. On January 1, 2014, he purchased 450,000 common shares at par value of $0.0001 per share, or $45.00 in aggregate. All of these transactions were issued not involving a public offering and in reliance upon an exemption from registration provided by Rule 506(b) of Regulation D of the Securities Act of 1933, there was no general solicitation. In addition, Mr. Chiang received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act.

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Comment 2

2. It also appears your registration statement is missing the Part II disclosure. Please revise.

Answer: We have amended our filing and have included the Part II disclosure in our registration statement.

Comment 3

Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 36

3. Please revise your discussion of the Results of Operations for the periods presented to provide an analysis of the reasons for the changes in results. For instance, please explain the factors and circumstances surrounding why Optron’s revenues decreased in both periods.

Answer: We have amended our filing and included in our analysis reasons for the changes in our results, particularly the factors and circumstances regarding Optron’s revenues.

Comment 4

Security Ownership of Certain Beneficial Owners and Management, page 43

4. It does not appear you made the change to Mr. Chiang’s ownership. If he sold all of his shares, then he would own 0% after the offering. Please revise.

Answer: We have amended our filing to reflect Mr. Chiang’s ownership, if he sold all of his shares.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Robert I. Goldstein

Robert I. Goldstein

President and Chief Executive Officer

cc: Anthony Paesano

Paesano Akkashian, P.C.

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